                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G
                             (AMENDMENT NO. ____)*

                 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

                      LANDRY'S SEAFOOD RESTAURANTS, INC.
                               (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                        (Title of Class of Securities)

                                  51508L 10 3
                                (CUSIP Number)

                              TILMAN J. FERTITTA
                              1400 POST OAK BLVD.
                                  SUITE 1010
                             HOUSTON, TEXAS  77056
                                (713) 850-1010

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                With copies to:
                               ARTHUR S. BERNER
                        WINSTEAD SECHREST & MINICK P.C.
                            910 TRAVIS, SUITE 2400
                             HOUSTON, TEXAS  77002
                                (713) 650-8400

                                October 9, 1998
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]    Rule 13d-1(b)

[_]    Rule 13d-1(c)

[X]    Rule 13d-1(d)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following pages)
                               Page 1 of 9 Pages
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CUSIP NO.  51508L 10 3            SCHEDULE 13G             PAGE 2 OF 9 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Tilman J. Fertitta

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            1,300,000/1/

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          2,090,000/2/
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             1,300,000/1/

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          2,090,000/2/
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      3,390,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      10.9% (See Item 4)

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------
/1/ Includes 800,000 shares subject to options that have not been exercised by Tilman J. Fertitta but which are exercisable within sixty (60) days of the date hereof.

/2/ Because Mr. Fertitta has a 90 percent membership interest in Hospitality Entertainment, L.L.C. and, thus, controls Hospitality Entertainment, L.L.C., Mr. Fertitta is deemed to share voting and dispositive power with Hospitality Entertainment, L.L.C.


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
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-----------------------                                  ---------------------
CUSIP NO. 51508L 10 3           SCHEDULE 13G              PAGE 3 OF 9 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Hospitality Entertainment, L.L.C.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Texas

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          2,090,000/1/
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          2,090,000/1/
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      2,090,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      6.9% (See Item 4)

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      00

------------------------------------------------------------------------------
/1/ Because Mr. Fertitta has a 90 percent membership interest in Hospitality
    Entertainment, L.L.C. and, thus, controls Hospitality Entertainment, L.L.C., Mr. Fertitta is deemed to share voting and dispositive power with Hospitality Entertainment, L.L.C.

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
CUSIP NO. 51508L 10 3           SCHEDULE 13G               PAGE 4 OF 9 PAGES
-----------------------                                  ---------------------

ITEM 1(A). NAME OF ISSUER:

      Landry's Seafood Restaurants, Inc. ("Landry's").

ITEM 1(B). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

      1400 Post Oak Boulevard, Suite 1010
      Houston, Texas  77056

ITEM 2(A). NAME OF PERSON FILING:

       This statement is filed by Tilman J. Fertitta and Hospitality Entertainment, L.L.C., a Texas limited liability company. Mr. Fertitta holds a controlling 90% membership interest in Hospitality Entertainment, L.L.C.

ITEM 2(B). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

       c/o Landry's Seafood Restaurants, Inc.
       1400 Post Oak Boulevard, Suite 1010
       Houston, Texas  77056

ITEM 2(C): CITIZENSHIP:

       Mr. Fertitta is a United States citizen. Hospitality Entertainment, L.L.C. is a Texas limited liability company.

ITEM 2(D): TITLE OF CLASS OF SECURITIES:

       Common Stock, par value $0.01 per share, of Landry's Seafood Restaurant, Inc. (the "Landry's Common Stock").

ITEM 2(E). CUSIP NUMBER:

       51508L 10 3

ITEM 3.    IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR
           (C), CHECK WHETHER THE PERSON FILING IS A:

       Inapplicable.

ITEM 4.    OWNERSHIP.

       (a)  Amount beneficially owned:

       Tilman J. Fertitta - 3,390,000. Mr. Fertitta is the direct beneficial owner of 500,000 shares, and has options to acquire an additional 800,000 shares which are exercisable within sixty (60) days hereof, and is an indirect beneficial owner of 2,090,000 shares of Landry's Common Stock issued in the name of Hospitality Entertainment, L.L.C. ("Hospitality"), thus aggregating 3,390,000 shares of Landry's Common Stock.

       Hospitality Entertainment, L.L.C. - 2,090,000
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CUSIP NO. 51508L 10 3           SCHEDULE 13G               PAGE 5 OF 9 PAGES
-----------------------                                  ---------------------


  (b) Percent of class:

      Tilman J. Fertitta - 10.9%. The number of shares directly and indirectly owned by Mr. Fertitta (inclusive of Mr. Fertitta's option for 800,000 shares and the shares of Landry's Common Stock with respect to which he shares voting and dispositive power) represent 10.9% of the shares currently outstanding based on the number of shares of Landry's Common Stock outstanding (inclusive of Mr. Fertitta's option for 800,000 shares) as of September 30, 1998, as disclosed in Landry's Quarterly Report on Form 10-Q for the nine (9) month period ended September 30, 1998.

       Hospitality Entertainment, L.L.C. - 6.9%. The percentage of shares of Landry's Common Stock of which Hospitality is a beneficial owner is based upon the number of shares of Landry's Common Stock outstanding on September 30, 1998, as disclosed in Landry's Quarterly Report on
       Form 10-Q for the nine (9) month period ended September 30, 1998.

  (c)  Number of shares to which person has:

       (i)   Sole power to vote or direct the vote:

             Tilman J. Fertitta - 1,300,000

             Hospitality Entertainment, L.L.C. - 0

       (ii)  Shared power to vote or direct the vote:

             Tilman J. Fertitta - 2,090,000

             Hospitality Entertainment, L.L.C. - 2,090,000. As a result of Mr. Fertitta's controlling 90% membership interest in Hospitality, Mr. Fertitta is deemed to share voting power of the shares of Landry's Common Stock with Hospitality.

       (iii) Sole power to dispose or direct the disposition of:

             Tilman J. Fertitta - 1,300,000

             Hospitality Entertainment, L.L.C. - 0

       (iv)  Shared power to dispose or direct the disposition of:

             Tilman J. Fertitta - 2,090,000

             Hospitality Entertainment, L.L.C. - 2,090,000. As a result of Mr. Fertitta's controlling 90% membership interest in Hospitality, Mr. Fertitta is deemed to share dispositive power of the shares of Landry's Common Stock with Hospitality.

ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

           Inapplicable.

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

           Aside from the Reporting Persons, the holder of the 10% membership interest in Hospitality may be deemed to share the power to direct the receipt of dividends from, or the proceeds from the sale of, Landry's Common Stock.
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CUSIP NO. 51508L 10 3           SCHEDULE 13G               PAGE 6 OF 9 PAGES
-----------------------                                  ---------------------

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Inapplicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Inapplicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Inapplicable.

ITEM 10. CERTIFICATIONS.

         Inapplicable.
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CUSIP NO. 51508L 10 3           SCHEDULE 13G               PAGE 7 OF 9 PAGES
-----------------------                                  ---------------------

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





                                                March 1, 1999
                                     -----------------------------------
                                                    (Date)


                                     /s/ Tilman J. Fertitta
                                     -----------------------------------
                                                  (Signature)


                                     HOSPITALITY ENTERTAINMENT, L.L.C.


                                     March 1, 1999
                                     ------------------------------------
                                                    (Date)


                                     By: /s/ Tilman J. Fertitta
                                         --------------------------------
                                         Tilman J. Fertitta
                                         President

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

     Attention. Intentional misstatements or omission of fact constitute federal criminal violations (see 18 U.S.C. 1001).
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CUSIP NO. 51508L 10 3           SCHEDULE 13G               PAGE 8 OF 9 PAGES
-----------------------                                  ---------------------

                                 EXHIBIT INDEX

Exhibit 1 Joint Filing Agreement, dated March 1, 1999, among the signatories to this Schedule 13G.